UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3	Washington, D.C. 20549		OMB APPROVAL
(Print or Type Responses)

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5
1. Name and Address of Reporting Person* SICONOLFI GARY A.	2. Date of Event Requiring Statement (Month/Day/Year) 10/31/02	4. Issuer Name and Ticker or Trading Symbol TORVEC, INC. ("TOVC")
(Last) (First) (Middle) 325 Van Voorhis Avenue		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	X Director 10% Owner Officer (give Other (specify title below) below)
7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(Street) Rochester New York 14617
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
..$.01 par value common stock	88,652	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                  Persons who respond to the collection of information contained in this form are not                                    (Over)
                                                  required to respond unless the form displays a currently valid OMB control number.                                    SEC 1473 (7-02)

FORM 3 (continued)     TABLE II-Derivative Securities Beneficiary Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                    __/S/ GARY A. SICONOLFI______               _10/31/02__
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                            **Signature of Reporting Person                       Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
           See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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